March 7, 2007



SEC Headquarters
450 Fifth Street, NW
Washington, DC  20549


RE:   REQUEST FOR WITHDRAWAL
      U.S. GLOBAL ACCOLADE FUNDS
      CIK # 0000902042
      ACCESSION NUMBER  0001068800-07-000523
      FORM TYPE 485BPOS
      FILING DATE FEBRUARY 27, 2007


Dear Ms. Hatch:

This is to request that accession number 0001068800-07-000523 for the U.S. Global Accolade Funds be withdrawn.

Please feel free to contact me or Sheila Matthys if you have any questions.

Sincerely,

/s/ Susan B. McGee

Susan B. McGee
Executive Vice President
U.S. GLOBAL ACCOLADE FUNDS


Via EDGAR Filing Only